UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 1)1

Oxbridge Re Holdings Limited

(Name of Issuer)

Ordinary Shares, par value $0.001 per share

(Title of Class of Securities)

G6856M106

(CUSIP Number)

DAVID ELLIOT LAZAR

C/O ACTIVIST INVESTING LLC

1185 Avenue of the Americas, Third Floor

New York, New York 10036

(646) 768-8417

SPENCER FELDMAN, ESQ.

KENNETH A. SCHLESINGER, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

March 31, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

[1]	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

1	NAME OF REPORTING PERSONS ACTIVIST INVESTING LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON OO

1	NAME OF REPORTING PERSONS CUSTODIAN VENTURES LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Wyoming
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON OO

1	NAME OF REPORTING PERSONS DAVID ELLIOT LAZAR
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA, ISRAEL
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 456,116
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 456,116
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 456,116
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.9%
14	TYPE OF REPORTING PERSON IN

The following constitutes Amendment No. 1 to the Schedule 13D (“Amendment No. 1”) filed by the undersigned (the “Schedule 13D”). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares transferred to Mr. Lazar from each of Activist Investing and Custodian Ventures as disclosed in Schedule A and purchased by Mr. Lazar personally, including Shares held in an IRA Account in Mr. Lazar’s name, which Mr. Lazar is deemed to beneficially own, were purchased with personal funds in the open market. The aggregate purchase price of the 456,116 Shares, including the 18,000 Shares held in an IRA Account, directly beneficially owned by Mr. Lazar is approximately $1,076,600, excluding brokerage commissions.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 5,749,587 Shares outstanding, which is the total number of Shares outstanding as of March 30, 2022, as reported in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 30, 2022.

A.	Activist Investing

(a)	As of the date hereof, Activist Investing does not beneficially own any Shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 0

(c)	The transaction in the Shares by Activist Investing during the past sixty days is set forth in Schedule A and is incorporated herein by reference.

B.	Custodian Ventures

(a)	As of the date hereof, Custodian Ventures does not beneficially own any Shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 0

(c)	The transaction in the Shares by Custodian Ventures during the past sixty days is set forth in Schedule A and is incorporated herein by reference.

C.	Mr. Lazar

(a)	As of the date hereof, Mr. Lazar directly beneficially owned 456,116 Shares.

Percentage: Approximately 7.9%

(b)	1. Sole power to vote or direct vote: 456,116
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 456,116
4. Shared power to dispose or direct the disposition: 0

(c)

The transactions in the Shares by Mr. Lazar individually and on behalf of each of Activist Investing and Custodian Ventures during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 4, 2022

ACTIVIST INVESTING LLC

By:	/s/ David Elliot Lazar
	Name:	David Elliot Lazar
	Title:	Chief Executive Officer

CUSTODIAN VENTURES LLC

By:	/s/ David Elliot Lazar
	Name:	David Elliot Lazar
	Title:	Chief Executive Officer

/s/ David Elliot Lazar
David Elliot Lazar

SCHEDULE A

Transaction in the Shares During the Past Sixty Days

Nature of Transaction	Ordinary Shares Purchased/(Sold)	Price Per Share($)	Date of Purchase/Sale

ACTIVIST INVESTING LLC

Disposition of Ordinary Shares	(93,116)[1]	2.9700	04/04/2022

CUSTODIAN VENTURES LLC

Disposition of Ordinary Shares	(293,700)[1]	2.8500	04/04/2022

DAVID ELLIOT LAZAR

Sale of Ordinary Shares	(100,700)	5.1713[2]	03/31/2022
Sale of Ordinary Shares	(10,000)	6.2370[3]	03/31/2022
Acquisition of Ordinary Shares	93,116	2.9700	04/04/2022
Acquisition of Ordinary Shares	293,700	2.8500	04/04/2022

[1]	Represents an internal transfer.

[2]	Represents a weighted average price. These Shares were purchased in multiple transactions at prices ranging from $5.0504 to $5.8153, inclusive. The Reporting Persons undertake to provide the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of Shares purchased at each separate price within the range set forth in this footnote.

[3]	The price reported represents a weighted average price. These Shares were purchased in multiple transactions at prices ranging from $6.0600 to $6.6030, inclusive. The Reporting Persons undertake to provide the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of Shares purchased at each separate price within the range set forth in this footnote.

Sch. A-1